Icahn Enterprises L.P.
Icahn Enterprises Holdings L.P.

September 5, 2017

VIA ELECTRONIC TRANSMISSION

Ms. Melissa Raminpour
Branch Chief
Office of Transportation and Leisure
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Icahn Enterprises L.P.
Icahn Enterprises Holdings L.P.
Form 10-K for Fiscal Year Ended December 31, 2016
Response dated August 10, 2017
File No. 1-09516
File No. 333-118021-01

Dear Ms. Raminpour:

Reference is made to the comment of the Staff of the Securities and Exchange Commission (the “Staff”) in your letter dated August 21, 2017 with respect to the joint Annual Report on Form 10-K of Icahn Enterprises L.P. and Icahn Enterprises Holdings L.P. (collectively, the “Company”), for the fiscal year ended December 31, 2016 (the “Comment Letter”).

We are writing to respond to the comments contained in the Comment Letter. For your convenience, the Staff's comments have been retyped below in boldface type, and the Company's responses are provided immediately after the comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Investment, page 108

1.
We have reviewed your response to prior comment 1 and also the proposed revision to the narrative discussion of the Investment Funds’ performance attribution. Please give consideration to further expanding this discussion to identify those individual securities or class of securities (e.g., basic materials, consumer, non-cyclical, energy, financial, etc.) that were in a short or long position and had a material impact on the Investment segment’s net loss and the reason(s) underlying material changes in their net income (loss) from investment activities. For example, please discuss your investments held in Herbalife Ltd. and Hertz Global Holdings, Inc. and the significant losses recorded in the Investment segment for fiscal year 2016 pertaining to these two securities. Reference is made to financial statement note 5, Investments and Related Matters, at page 173, and also to the sample listing of individual securities held in the Investment segment disclosed in the second to the last paragraph of page 1 of the 2016 Annual Report on Form 10-K.

The Company respectfully advises the Staff that the Company will consider further expanding our previously proposed discussion of the results of operations of our Investment segment in future filings with the SEC by adding additional discussion of the performance of investments in the specific investment sectors that significantly impacted our Investment segment's results of operations.
With respect to our investments held in Herbalife Ltd. and Hertz Global Holdings, Inc. and the significant losses recorded in the Investment segment for 2016 pertaining to these two securities, the Company notes that these securities are included in the consumer, non-cyclical sector and discussed within that context in our proposed discussion below. The primary drivers

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impacting our Investment segment's results of operations for 2016 are not limited to these two securities. Therefore, we do not believe that specifically discussing these securities is appropriate as such discussion will de-emphasize the more significant drivers impacting our Investment segment's results of operations for 2016.
For your convenience, with respect to our Investment segment’s discussion of results of operations, we have provided our further revised proposed discussion below, in its entirety.

Investment
We invest our proprietary capital through various private investment funds ("Investment Funds"). As of December 31, 2016 and 2015, we had investments with a fair market value of approximately $1.7 billion and $3.4 billion, respectively, in the Investment Funds. As of December 31, 2016 and 2015, the total fair market value of investments in the Investment Funds made by Mr. Icahn and his affiliates (excluding us) was approximately $3.7 billion and $4.1 billion, respectively.
For the years ended December 31, 2016, 2015 and 2014, our Investment Funds' returns were (20.3)%, (18.0)% and (7.4)%, respectively. Our Investment Funds' returns represent a weighted-average composite of the average returns, net of expenses. The following table sets forth the performance attribution for the Investment Funds returns.

	Year Ended December 31,
	2016	2015	2014
Long positions	16.3%	(18.1)%	11.4%
Short positions	(34.1)%	0.8%	(18.7)%
Other	(2.5)%	(0.7)%	(0.1)%
	(20.3)%	(18.0)%	(7.4)%
Our Investment segment's results of operations are reflected in net income (loss) on the consolidated statements of operations. Our Investment segment's net income (loss) is driven by the amount of funds allocated to the Investment Funds and the performance of the underlying investments in the Investment Funds. Future funds allocated to the Investment Funds may increase or decrease based on the contributions and redemptions by the Holding Company and by Mr. Icahn and his affiliates. Additionally, historical performance results of the Investment Funds are not indicative of future results as past market conditions, investment opportunities and investment decisions may not occur in the future. For example, changes in general market conditions coupled with changes in exposure to short and long positions have significant impact on our results of operations and the comparability of results of operations year over year and as such, future results of operations will be impacted by our future exposures and future market conditions, which may not be consistent with prior trends. Refer to the "Investment Segment Liquidity" section of our "Liquidity and Capital Resources" discussion for additional information regarding our Investment segment's exposure as of December 31, 2016.
The following table presents the net income (loss) for our Investment segment for the years ended December 31, 2016, 2015 and 2014.

	Year Ended December 31,
	2016	2015	2014
	(in millions)
Long positions	$552	$(1,586)	$1,047
Short positions	(1,894)	5	(1,722)
Other	(145)	(84)	(9)
	$(1,487)	$(1,665)	$(684)
Years Ended December 31, 2016 and 2015
For 2016, the Investment Funds' negative performance was driven by net losses in their short positions, offset in part by net gains in their long positions. Losses in short positions were attributable to the negative performance of broad market hedges of approximately $1.5 billion. The positive performance of our Investment segment's long positions was driven by gains from a certain basic materials sector investment of $561 million. The aggregate performance of investments with gains across various other sectors were offset by the aggregate performance of investments with losses primarily in the technology and consumer non-cyclical sectors.

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For 2015, the Investment Funds' negative performance was driven by net losses in their long positions. The negative performance of our Investment segment's long positions was driven by losses from two energy sector investments and a certain basic materials sector investment aggregating approximately $2.0 billion. This was offset in part by the performance of investments with gains primarily in the communications and consumer, non-cyclical sectors.
Years Ended December 31, 2015 and 2014
For 2015, the Investment Funds' negative performance was driven by net losses in their long positions. The negative performance of our Investment segment's long positions was driven by losses from two energy sector investments and a certain basic materials sector investment aggregating approximately $2.0 billion. This was offset in part by the performance of investments with gains primarily in the communications and consumer non-cyclical sectors.
For 2014, the Investment Funds' negative performance was driven by net losses in their short positions, offset in part by net gains in their long positions. Losses in short positions were attributable to the negative performance of broad market hedges of approximately $1.2 billion. Additional short position losses are attributable to investments in other index sector positions as well as certain equity positions. The positive performance of our Investment segment's long positions was driven by gains form a certain technology sector investment of approximately $1.4 billion and a certain consumer non-cyclical sector investment of $944 million. This was offset in part by the performance of a certain consumer, non-cyclical sector investment with a loss of $553 million and from two investments with losses in the energy sector.

Please contact me should you have any questions or additional comments.

Very truly yours,

/s/SungHwan Cho

SungHwan Cho
Chief Financial Officer
Icahn Enterprises G.P. Inc., the general partner of
Icahn Enterprises L.P. and Icahn Enterprises Holdings L.P.

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NASDAQ - IEP